Andrea Folino, LLC
Profit & Loss
January through September 2026

	Jan - Sep 26
Ordinary Income/Expense	
Income	
AF Retail Sales	227,375.84
AF Shipping - Retail	126.52
MaxRetail Sales	987.76
Gift Card Sales	-1,192.28
Sales Discounts	-18,990.17
Total Income	208,307.67
Cost of Goods Sold	
HR Management Fees	32,535.71
CC Processing Fee	5,789.73
Event Supplies	217.36
Merchandise - Wholesale Cost	36,428.12
Packaging - Retail Merchandise	21.46
Retail Consumables Cost	105.69
Shipping Costs - Retail	441.77
Total COGS	75,539.84
Gross Profit	132,767.83
Expense	
Small Tools/Equipment - Janitor	120.83
Shop Pay Fee	-15.00
Legal Fees	660.89
Payroll Service Fee	60.00
Flowers	1,314.40
Bank Service Charges	7.50
Dues and Subscriptions	493.78
Supplies - Consumable - Office	121.40
Supplies - Consumables - Janito	75.47
Supplies - Display	390.00
Total Expense	3,229.27
Net Ordinary Income	129,538.56
Other Income/Expense	
Other Income	
Miscellaneous Income	215.04
Total Other Income	215.04
Other Expense	
Miscellaneous Expense	-7.03
Ask My Accountant	172.00
Total Other Expense	164.97
Net Other Income	50.07
Net Income	**129,588.63**

Note: These financial statements are preliminary and have been prepared prior to recording certain adjusting entries, including the principal portion of loan payments, intercompany billings and allocations, and final account reconciliations. Accordingly, reported balances and results of operations may be subject to change upon completion of the period-end close process.

The Company is currently in default under the terms of a loan agreement. Management is actively engaged with the lender to negotiate and finalize a workout arrangement and believes progress toward a resolution is ongoing. The ultimate outcome of these discussions has not yet been determined.

Folino Estate LLC
Profit & Loss by Class
January through September 2026

	Jan - Sep 26
Ordinary Income/Expense	
Income	
410000 · Banquet Revenue	1,751,162.72
420000 · Restaurant Revenue	2,156,896.76
450000 · Wine Sales	1,820,457.17
460000 · Distribution/Warehouse Division	-3,591.26
470000 · Retail Sales	154,927.20
480000 · Event Sales	168,041.79
499900 · Miscellaneous Sales	-18,630.52
499998 · Cash Over/Short	-2,418.00
Total Income	6,026,845.86
Cost of Goods Sold	
500000 · Banquet/Restaurant Costs	950,209.63
550000 · Wine Costs	483,829.39
560000 · Distribution/Warehouse Costs	129,061.53
570000 · Retail Costs	20,190.22
580000 · Event Costs	16,046.79
598000 · Wages & Benefits - COGS	2,249,346.94
598910 · Contract Labor - COGs	3,782.05
598920 · Casual Labor - COGs	12,996.00
599110 · Credit Card Fees - Processing	82,466.81
599120 · Credit Card Fees - Other	2,702.32
Total COGS	3,950,631.68
Gross Profit	2,076,214.18
Expense	
600000 · Operating Expenses	292,863.53
700000 · Sales & Marketing Expenses	38,550.70
800000 · General & Admin Expenses	1,457,159.48
900000 · Taxes & Fees	28,622.21
900100 · Professional Fees	29,193.17
Total Expense	1,846,389.09
Net Ordinary Income	229,825.09
Other Income/Expense	
Other Income	
950000 · Other Income	-82.92
960000 · Management Fees	15,386.61
Total Other Income	15,303.69
Other Expense	
988000 · Wages & Benefits Other Payroll	24,709.42
980000 · Depreciation Expense	261,025.06
980500 · Amortization Expense	52,675.60
975000 · Other Expenses	43,289.82

Folino Estate LLC
Profit & Loss by Class
January through September 2026

	Jan - Sep 26
999900 · Bills Paid for Other Entities	2,180.00
Total Other Expense	383,879.90
Net Other Income	-368,576.21
Net Income	**-138,751.12**

Note: These financial statements are preliminary and have been prepared prior to recording certain adjusting entries, including the principal portion of loan payments, intercompany billings and allocations, and final account reconciliations. Accordingly, reported balances and results of operations may be subject to change upon completion of the period-end close process.

The Company is currently in default under the terms of a loan agreement. Management is actively engaged with the lender to negotiate and finalize a workout arrangement and believes progress toward a resolution is ongoing. The ultimate outcome of these discussions has not yet been determined.

2:34 PM
10/20/26
Cash Basis

Folino Estate LLC
Balance Sheet by Class
As of September 30, 2026

		Folino Estate, LLC
ASSETS		
Current Assets		
Checking/Savings		14,989,822.15
Accounts Receivable		-1,216.85
Other Current Assets		
110010 · AR Banquets Clearing Account		-180,726.51
117000 · CC Receipts Receivable from MAF		217,774.96
118000 · Other Receivables		-1,969.77
119000 · ERTC Receivable		-379,450.00
123100 · Intercompany (Closed)		1,150,379.90
123200 · Intercomp-MAF Hosp Holdings LLC		1,208,684.95
123300 · Intercomp-Folino Companies LLC		-1,857,730.51
130000 · Inventory for VT Division		46,357.59
130101 · Inventory - Food & Beverage		
130100 · Kitchen Inventory	33,993.73	
130200 · Bar/Beverage Inventory	19,636.76	
Total 130101 · Inventory - Food & Beverage		53,630.49
137000 · Inventory - Retail Merchandise		7,272.21
139000 · Inventory - Warehouse		63,123.44
135000 · Inventory - Bottled Wine		992,610.90
136000 · Inventory - WIP Bulk Wine		-4,669,687.92
136900 · Packaging - WINE		140,854.60
140000 · Prepaid Expenses		47,126.50
140100 · Prepaid Insurance		136.30
140300 · Prepaid ST Loan Fees		125,304.74
Total Other Current Assets		-3,036,308.13
Total Current Assets		11,952,297.18
Fixed Assets		7,273,226.90
Other Assets		746,476.67
TOTAL ASSETS		**19,972,000.75**
LIABILITIES & EQUITY		
Liabilities		11,481,270.19
Equity		3,298,584.27
TOTAL LIABILITIES & EQUITY		**14,779,854.46**
UNBALANCED CLASSES		-5,192,146.29

Folino Estate LLC
Balance Sheet by Class
As of September 30, 2026

Filters applied on this Report:

Date: Custom

Note: These financial statements are preliminary and have been prepared prior to recording certain adjusting entries, including the principal portion of loan payments, intercompany billings and allocations, and final account reconciliations. Accordingly, reported balances and results of operations may be subject to change upon completion of the period-end close process.

The Company is currently in default under the terms of a loan agreement. Management is actively engaged with the lender to negotiate and finalize a workout arrangement and believes progress toward a resolution is ongoing. The ultimate outcome of these discussions has not yet been determined.

Vintners Inn Kutztown LLC-
Profit & Loss
January through September 2026

	Jan - Sep 26
Ordinary Income/Expense	
Income	
401000 · Lodging Revenue	151,948.89
401200 · Guest Service Fees	50.00
401300 · Gift Card Sales	-189.75
403000 · Incidental Revenue	2,269.02
480000 · Event Sales	2,662.27
Total Income	156,740.43
Cost of Goods Sold	
510100 · Complimentary Food & Beverage	4,296.88
550200 · Complimentary Wine	105.37
570000 · Incidental Costs	135.20
580000 · Supplies - Guest Rooms	629.55
598000 · HR Management Fees	46,245.29
599110 · Credit Card Fees - Processing	5,974.35
Total COGS	57,386.64
Gross Profit	99,353.79
Expense	
600500 · Decorations & Flowers	295.00
600600 · Laundry, Linens, Uniforms	2,250.86
600800 · Consumable Supplies	3,371.06
618000 · Repairs & Maintenance	4,481.63
802000 · Advertising/Promotion	1,914.91
805100 · Computer Software Subscriptions	810.00
807000 · Dues and Subscriptions	519.58
816000 · Interest - Loan	2,687.44
816600 · Interest - Other	13,167.00
826000 · Real Estate Tax	18,961.85
829000 · Telephone Expense	691.91
833000 · Utilities	18,503.40
900100 · Professional Fees	11,661.49
900200 · Bank Service Charges	162.50
900600 · License & Misc Fees	103.00
Total Expense	79,581.63
Net Ordinary Income	19,772.16
Other Income/Expense	
Other Income	
950980 · Miscellaneous Income	82.80
Total Other Income	82.80
Other Expense	
979990 · Ask My Accountant	-4,351.81
Total Other Expense	-4,351.81
Net Other Income	4,434.61
Net Income	**24,206.77**

Note: These financial statements are preliminary and have been prepared prior to recording certain adjusting entries, including the principal portion of loan payments, intercompany billings and allocations, and final account reconciliations. Accordingly, reported balances and results of operations may be subject to change upon completion of the period-end close process.

The Company is currently in default under the terms of a loan agreement. Management is actively engaged with the lender to negotiate and finalize a workout arrangement and believes progress toward a resolution is ongoing. The ultimate outcome of these discussions has not yet been determined.

Vintners Inn Kutztown LLC-
Balance Sheet
As of September 30, 2026

		Sep 30, 26
ASSETS		
Current Assets		
Checking/Savings		
102000 · M&T Bank Checking/POS/5040		2,101.87
101000 · Fleetwood Checking/1684		373.63
Total Checking/Savings		2,475.50
Other Current Assets		
140000 · Prepaid Expenses		-604.00
Total Other Current Assets		-604.00
Total Current Assets		1,871.50
Fixed Assets		
150000 · Building		810,000.00
150101 · Building Improvements		47,625.56
150102 · Signage		1,905.88
150103 · House Remodel/Renovation		10,982.29
150700 · Furniture/Fixtures		7,461.08
169900 · Accumulated Depreciation		-46,232.00
Total Fixed Assets		831,742.81
Other Assets		
170100 · Land		90,000.00
170200 · Building Settlement Costs		18,918.00
171000 · Loan Origination Fleetwood/8185		3,150.00
175200 · Trademark Costs		350.00
189900 · Amortized Costs		-930.00
Total Other Assets		111,488.00
TOTAL ASSETS		**945,102.31**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
201000 · Accounts Payable		47,933.63
Total Accounts Payable		47,933.63
Credit Cards		
203000 · Credit Card Payable		
203500 · Chase CC/#8719 Amy Maura	10,948.21	
203510 · Chase CC/#8701 Marco Folino	76,491.96	
203000 · Credit Card Payable - Other	-85,447.11	
Total 203000 · Credit Card Payable		1,993.06
Total Credit Cards		1,993.06
Other Current Liabilities		
228000 · Guest Ledger		2,309.47
229000 · Deposit Liability		2,076.15
256000 · PA Sales Tax Payable		1,185.57
256100 · Berks Hotel Tax Payable		942.30
263200 · Intercom-MAF Hosp Holdings LLC		
263212 · Folino Estate LLC	303,616.96	
262000 · MAF Construction Mgmt LLC	3,500.00	
263200 · Intercom-MAF Hosp Holdings LLC - Other	-32,500.00	
Total 263200 · Intercom-MAF Hosp Holdings LLC		274,616.96
Total Other Current Liabilities		281,130.45
Total Current Liabilities		331,057.14

Vintners Inn Kutztown LLC-
Balance Sheet
As of September 30, 2026

		Sep 30, 26
Long Term Liabilities		
271000 · Loan Fleetwood Bank/8185		560,630.90
285080 · Private LT Investment Loans		
285081 · Angelo & Pam Corrado	155,000.00	
Total 285080 · Private LT Investment Loans		155,000.00
Total Long Term Liabilities		715,630.90
Total Liabilities		1,046,688.04
Equity		
303340 · Distributions, Corrado		-10,000.00
303400 · Equity MAF HH LLC		
303420 · Start Equity, MAF HH LLC	-109,887.71	
Total 303400 · Equity MAF HH LLC		-109,887.71
305000 · Earnings Allocated		-6,591.54
Net Income		24,893.52
Total Equity		-101,585.73
TOTAL LIABILITIES & EQUITY		**945,102.31**

Note: These financial statements are preliminary and have been prepared prior to recording certain adjusting entries, including the principal portion of loan payments, intercompany billings and allocations, and final account reconciliations. Accordingly, reported balances and results of operations may be subject to change upon completion of the period-end close process.

The Company is currently in default under the terms of a loan agreement. Management is actively engaged with the lender to negotiate and finalize a workout arrangement and believes progress toward a resolution is ongoing. The ultimate outcome of these discussions has not yet been determined.

Andrea Folino, LLC
Balance Sheet
As of September 30, 2026

		Sep 30, 26
ASSETS		
Current Assets		
Checking/Savings		
M&T Bank POS/5057		39,090.93
M&T Bank Checking/5032		36.29
Checking - Fleetwood 2333		117.05
Shopify Clearing		9,957.18
Total Checking/Savings		49,201.45
Other Current Assets		
Inventory - Retail Merchandise		20,037.77
Inventory - Retail Packaging		62.90
Total Other Current Assets		20,100.67
Total Current Assets		69,302.12
TOTAL ASSETS		**69,302.12**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable		4,371.35
Total Accounts Payable		4,371.35
Other Current Liabilities		
Store Credit - Shopify		-42.97
Intercompany-MAF Companies LLC		
Folino Estate LLC	-10,494.86	
MAF Hosp Holdings LLC	-77,100.00	
Total Intercompany-MAF Companies LLC		-87,594.86
PA Sales Tax Liability		1,404.36
Total Other Current Liabilities		-86,233.47
Total Current Liabilities		-81,862.12
Total Liabilities		-81,862.12
Equity		
Members Equity		21,575.61
Net Income		129,588.63
Total Equity		151,164.24
TOTAL LIABILITIES & EQUITY		**69,302.12**

Note: These financial statements are preliminary and have been prepared prior to recording certain adjusting entries, including the principal portion of loan payments, intercompany billings and allocations, and final account reconciliations. Accordingly, reported balances and results of operations may be subject to change upon completion of the period-end close process.

The Company is currently in default under the terms of a loan agreement. Management is actively engaged with the lender to negotiate and finalize a workout arrangement and believes progress toward a resolution is ongoing. The ultimate outcome of these discussions has not yet been determined.